OMB APPROVAL
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
OMB Number:        3235-0145
Expires:                                   October 31, 1997
Estimated average burden
hours per form . . . . . . . . . . . . . . . . . . . . . . 14.90

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*
TRIAD SYSTEMS CORPORATION
(Name of Issuer)


Common Stock, $.001 Par Value
(Title of Class of Securities)


                           895818201
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.
 551 Fifth Avenue, 18th Floor
 New York, New York  10176, Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                      January 20, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

Page 1 of 7 Pages                                    SCHEDULE 13D

CUSIP No.   895818201
Page   2   of    7    Pages
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Elliott Associates, L.P., a Delaware Limited Partnership
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)


(b)
3SEC USE ONLY4SOURCE OF FUNDS*
00 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER
  1,257,260

8 SHARED VOTING POWER
  0

9 SOLE DISPOSITIVE POWER
  1,257,260

10 SHARED DISPOSITIVE POWER
   0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,257,260
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   7.05%
14 TYPE OF REPORTING PERSON*
             PN
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.      Security and Issuer

             This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Triad Systems Corporation (the "Issuer"). The Issuer's principal executive office is located at 3055 Triad Drive, Livermore, California 94550.

ITEM 2.      Identity and Background

             (a)-(c)       The name of the person filing this statement on
Schedule 13D is: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a New Jersey limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott.


ELLIOTT

The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.


     SINGER

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP.


      BRAXTON LP

      The business address of Braxton LP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

      The principal business of Braxton LP is the furnishing of investment advisory services.

       The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

        NAME ADDRESS OCCUPATION Paul E. Singer, 712 Fifth Avenue
        36th Floor New York, New York 10019
        General partner of Elliott and Braxton LP
        Braxton Associates, Inc., 712 Fifth Avenue
        36th Floor New York, New York  10019

The principal business of Braxton Associates, Inc. is serving as general partner of Braxton LP
                   The name, business address, and present principal occupation or employment of each director and executive officer of Braxton Associates, Inc. are as follows:

             NAME
ADDRESSOCCUPATION  Paul E. Singer
             712 Fifth Avenue
             36th Floor
             New York, New York 10019
General partner of
Elliott and Braxton LP
             (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) All of the natural persons listed above are citizens of the United States of America.


ITEM 3.      Source and Amount of Funds or Other Consideration

             The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

                         SOURCE OF FUNDS

AMOUNT OF FUNDSMargin accounts maintained at
Merrill Lynch, Pierce, Fenner and
Smith Inc., Broadcort Capital
Corp., Smith Barney, Inc. and Bear,
Stearns & Co. Inc.
$11,993,608.28

ITEM 4.      Purpose of Transaction

             Elliott acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities.

             Depending upon market conditions and other factors that it may deem material, Elliott may purchase additional Common Stock or may dispose of all or a portion of the Common Stock that it now beneficially owns or may hereafter acquire.

             Elliott has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of
Item 4.


ITEM 5.      Interest in Securities of the Issuer

             (a) Elliott owns 1,257,260 shares of Common Stock, representing 7.05% of the class of Common Stock.

             (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.


             (c) The following transactions were effected by Elliott during the past sixty (60) days:



DATE
SECURITYAMOUNT BOUGHT
(SOLD)
PRICE,
EXCLUDING
COMMISSION
TYPE OF
TRANSACTION
12/24/96Common Stock10,000$ 8.875Over-the-
counter (in New
York)
12/27/96Common Stock12,000$ 9.063Over-the-
counter (in New
York)
12/30/96Common Stock22,800$ 9.250Over-the-
counter (in New
York)
12/30/96Common Stock18,000$ 9.205Over-the-
counter (in New
York)
12/31/96Common Stock3,000$ 9.250Over-the-
counter (in New
York)
01/02/97Common Stock3,900$ 9.375Over-the-
counter (in New
York)
01/03/97Common Stock16,900$ 9.382Over-the-
counter (in New
York)
01/03/97Common Stock27,000$ 9.375Over-the-
counter (in New
York)
01/07/97Common Stock1,500$ 9.375Over-the-
counter (in New
York)
01/07/97Common Stock30,000$ 9.550Over-the
counter (in New
York)
01/08/97Common Stock13,000$ 9.563Over the
counter (in New
York)
01/08/97Common Stock 1,800$ 9.438Over-the-
counter (in New
York)
01/08/97Common Stock  360$ 9.250Over-the-
counter (in New
York)
01/09/97Common Stock1,200$ 9.344Over-the-
counter (in New
York)
01/10/97Common Stock25,000$ 9.250Over-the-
counter (in New
York)
01/10/97Common Stock28,500$ 9.323Over-the-
counter (in New
York)
01/10/97Common Stock6,000$ 9.375Over-the-
counter (in New
York)
01/13/97Common Stock18,600$ 9.500Over-the-
counter (in New
York)
01/14/97Common Stock34,000$ 9.500Over-the-
counter (in New
York)
01/14/97Common Stock15,000$ 9.520Over-the-
counter (in New
York)
01/15/97Common Stock18,000$ 9.417Over-the-
counter (in New
York)
01/16/97Common Stock82,500$ 9.250Over-the-
counter (in New
York)
01/16/97Common Stock5,400$ 9.188Over-the-
counter (in New
York)
01/17/97Common Stock25,000$ 9.250Over-the-
counter (in New
York)
01/17/97Common Stock20,000  $ 9.500Over-the-
counter (in New
York)

01/20/97Common Stock21,700$ 9.688Over-the-
counter (in New
York)
01/20/97Common Stock14,900$ 9.625Over-the-
counter (in New
York)
01/20/97Common Stock155,600$ 9.598Over-the-
counter (in New
York)
01/21/97Common Stock121,600$ 9.688Over-the-
counter (in New
York)
01/22/97Common Stock70,000$ 9.688Over-the-
counter (in New
York)
01/22/97Common Stock274,000$ 9.625Privately
negotiated
transaction (in
New York)
01/23/97Common Stock82,500$ 9.688Over-the-
counter (in New
York)
01/23/97Common Stock15,000$ 9.646Over-the-
counter (in New
York)
01/24/97Common Stock62,500$ 9.375Over-the-
counter (in New
York)

             (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

             (e)  Not applicable.


ITEM 6.      Contracts, Arrangements, Understandings or
             Relationships With Respect to Securities of the Issuer

             Not applicable.


ITEM 7.      Material To Be Filed As Exhibit

             Not applicable.


                                      SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:       January 30, 1997                ELLIOTT ASSOCIATES, L.P.


By:

                   Paul E. Singer
                   General Partner